6620 West Broad Street Richmond, Virginia 23230 www.genworth.com

July 24, 2009

Via EDGAR Filing and Hand Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Song P. Brandon, Esq.

Re:	Genworth Financial, Inc.
Schedule TO-I
Filed July 13, 2009
File No. 5-79892

Dear Ms. Brandon:

We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 21, 2009 (the “Comment Letter”) relating to the Schedule TO-I filed by Genworth Financial, Inc. (the “Company”) on July 13, 2009. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via hand delivery.

Schedule TO-I

Exhibit (a)(1)(A): Offer to Exchange

General

1. In your response letter, tell us how you distributed the Offer to Exchange document to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination is appropriate under the circumstances of this exchange offer, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. We note your disclosure throughout “if [an eligible employee] does not otherwise have access to the exchange offer website for any reason,” such employee may request a paper election form from Genworth by phone or email. This statement suggests the exchange offer could be made to employees who do not routinely receive corporate communications via the Internet. Please advise.

Ms. Song P. Brandon, Esq.

July 24, 2009

Company Response:

The Offer to Exchange document (the “Offering Memorandum”) was sent to all eligible employees via email. An email was sent from the Company’s Chief Executive Officer announcing the commencement of the exchange offer (the “CEO Email”) to each eligible employee’s Genworth email address. The CEO Email included an attachment (the “Email Attachment”) that contained information about the exchange offer and how to participate in the exchange offer. The Offering Memorandum was available to employees by clicking on a hyperlink provided in the first paragraph of the Email Attachment, which read as follows:

Important information regarding the exchange offer under the equity exchange program is included in the document titled “Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Replacement Awards,” dated July 13, 2009 (the “Offering Memorandum”). The Offering Memorandum can be viewed by clicking here and is available on the exchange offer website at http://genworth.com/optionexchange. You are urged to read the Offering Memorandum carefully before making any decision as to whether to participate in the exchange offer.

In addition, the Company announced the commencement of the exchange offer via a posting to the Company’s employee intranet system, and this posting included a reference to the Offering Memorandum and a hyperlink to the document.

The Company believes that electronic delivery (via email and intranet posting) of the Offering Memorandum and related exchange offer documents is appropriate under the circumstances of this exchange offer. All regular employees of the Company are provided with or have access to computers (with applicable software to access, print and save documents), are provided with a Company email address, and are expected to check email regularly as part of their employment duties. The Company regularly communicates with its employees via their Company email address and via the Company’s intranet system. Accordingly, the Company believes that electronic delivery of the Offering Memorandum and related exchange offer documents provides eligible employees with reasonable and adequate notice and access to these documents.

The Company recognizes, however, that certain employees under special circumstances might not have regular access to a computer or Company email, and therefore it may be impractical or inconvenient for them to receive communications electronically. Specifically, employees on “suspend status” in the Company’s employee record system (including employees on suspend status due to personal illness, military leave, leave under the Family and Medical Leave Act, disability and maternity leave) may not have direct access to the Company’s computers, email or intranet system, or may not otherwise be routinely receiving corporate communications via electronic means. In order to ensure that such individuals received the exchange offer documents, the Company identified all eligible employees on suspend status and either mailed or hand-delivered hard copies of the Offering Memorandum and other documents relating to the exchange offer.

The Company will also mail or hand-deliver all follow-up communications regarding the exchange offer in hard copy (translated as appropriate) to the eligible employees described above for whom it may be impractical or inconvenient to receive corporate communications electronically.

Ms. Song P. Brandon, Esq.

July 24, 2009

2. See comment 1 above. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Exchange. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?

Company Response:

The Company made numerous references to the Offering Memorandum throughout the applicable exchange offer documents, and such documents and the exchange offer website were designed so that employees would access and review the Offering Memorandum before deciding whether or not to participate in the exchange offer.

As described in the response to comment 1 above, the first paragraph of the Email Attachment (which is printed in bold font) refers individuals to the Offering Memorandum, includes a hyperlink to the Offering Memorandum and provides the website address where individuals can find a copy of the Offering Memorandum. Thus, individuals could click on the hyperlink and be taken directly to the Offering Memorandum from the Email Attachment. This information precedes the instructions regarding how to access the exchange offer website or complete an election to participate in the exchange offer.

The Email Attachment does not contain a direct hyperlink to the exchange offer website (or an election form). Instead, the Email Attachment contains instructions for accessing and using the exchange offer website. Once an individual accesses the exchange offer website, the “Website Overview” section refers to and provides a direct link to the Offering Memorandum. This information precedes the enrollment form when an individual navigates directly through the website. In addition, once an individual arrives at the “Make Your Election” page, he or she is again referred to the Offering Memorandum for further information.

3. We note your disclosure on page 27, where you provide that “this exchange offer will not be made to, nor will tenders be accepted from or on behalf of eligible employees residing” in jurisdictions where you are unable to comply with that jurisdiction’s laws. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer (and explain how), or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Ms. Song P. Brandon, Esq.

July 24, 2009

Company Response:

In response to the Staff’s comment, the Company confirms that the Company does not intend to exclude any eligible employees residing outside of the U.S. for any reasons that are not related to the overall compensatory purposes of the exchange program. The only eligible employees residing in foreign countries that have been excluded from participating in the exchange offer are employees in certain markets in which the Company expects to downsize or withdraw its operations. The Company decided to exclude from the exchange offer employees residing in foreign countries where downsizing of operations and reductions in workforce are expected or likely because the exchange offer would have a negative compensatory impact on participants whose employment is terminated. Upon a termination of employment, a participant would forfeit some or all of the replacement awards, as they do not begin vesting until the first anniversary of the grant date and do not fully vest until the third or fourth anniversary of the grant date, regardless of whether or not the surrendered awards were vested.

* * *

As requested in the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please feel free to contact me at 804-662-2574. You may also contact our outside counsel, John Shannon at Alston & Bird LLP, at 404-881-7466.

Yours truly,

/s/ Leon E. Roday
Leon E. Roday
Senior Vice President, General Counsel and Secretary

cc:	John B. Shannon

Alston & Bird LLP